ROSE ROCK MIDSTREAM, L.P.

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

(918) 524-8100

January 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Registration Statement on Form S-3 (File No. 333-199600)

Dear Mr. Schwall:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Rose Rock Midstream, L.P. (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-199600) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on January 21, 2015, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROSE ROCK MIDSTREAM, L.P.

By:	Rose Rock Midstream GP, LLC, its general partner

By:	/s/ Candice L. Cheeseman
Candice L. Cheeseman
General Counsel and Secretary